SO 3/26/03

[redacted]

03012907

VF 3-6-03

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SEC FILE NUMBER
8- 32265

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

William Scott & Co. LLC

OFFICIAL USE ONLY
FIRM ID. NO.

SEC MAIL RECEIVED PROCESSING MAR 05 2003 WASH. D.C. 165 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1030 SALEM ROAD
(No. and Street)

UNION	NEW JERSEY	07083
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WALTER E. GLODEK, C.F.O. — (908) 688-0020
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NORMAN MULLER, C.P.A.
(Name — *if individual, state last, first, middle name*)

100 HARRISON STREET	VERONA	NEW JERSEY	07044
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 21 2003

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WALTER E. GLODEK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WILLIAM SCOTT & CO., L.L.C., as of DECEMBER 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NOT APPLICABLE

Walter E. Glodek
Signature

WALTER E. GLODEK, C.F.O.
Title

Donna McK
Notary Public
DONNA MCKEOWN

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORMAN MULLER
CERTIFIED PUBLIC ACCOUNTANT
100 HARRISON STREET
VERONA, NEW JERSEY 07044

February 27, 2003

NASD Regulation, Inc.
District 9
581 Main Street, 7th Floor
Woodbridge, NJ 07095

Gentlemen:

In order to be in compliance with the Securities and Exchange Commission SEC Rule 17a-5(d) (1), I am making the following statements:

1. Computation of Net Capital is part of Audit Report – Schedule 1

2. No Material differences exist in my audited computation of Net Capital and the client's focus part II A report, as of December 31, 2002.

3. No material inadequacies existed in my review of William Scott & Co., L.L.C. 's internal accounting controls, accounting systems, and procedures for the year ended December 31, 2002.

Sincerely,

Norman Muller

Norman Muller, C.P.A.

William Scott & Co., L.L.C.
Report on Audit
December 31, 2002

Norman Muller
Certified Public Accountant
100 Harrison Street
Verona, New Jersey 07044
973-857-2330

Independent Auditor's Report

Board of Directors
William Scott & Co., L.L.C.

I have audited the accompanying statement of financial condition of William Scott & Co., L.L.C. as of December 31, 2002 and the related statements of income, changes in capital, and cash flows for the year ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures on the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of William Scott & Co., L.L.C. as of December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1, presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements take as a whole.

Norman Muller

Verona, New Jersey
February 27, 2003

Norman Muller, C.P.A.

William Scott & Co., L.L.C.
Statement of Financial Condition
December 31, 2002

ASSETS

Assets	
Cash	$48,876
Receivable from Broker and Dealer	207,512
Furniture and Equipment, at cost, Less Accumulated Depreciation of $14,372	13,266
Other Assets	78,834
Total Assets	$348,488

LIABILITIES AND CAPITAL

Liabilities	
Accounts Payable, accrued expenses & other liabilities	$64,982
Accrued Payroll	7,017
Commissions Payable	48,150
Total liabilities	120,149
Capital	
Paid in Capital (Note 2)	261,884
Net <Loss> (Note 3)	(33,545)
Total Capital (Exhibit C)	228,339
Total Liabilities and Capital	$348,488

The accompanying notes are an integral part of these financial statements

Exhibit A

William Scott & Co., L.L.C.
Statement of Income
For the Year Ended December 31, 2002

Revenues	
Commissions	$1,380,782
Gain or Loss Investment Account	(5,160)
Private Placement Income	55,261
Interest Income	11,409
Other	56,521
Total Revenues	1,498,813
Expenses	
Officer's Salaries	114,400
Employee Compensation	166,434
Commissions	465,298
Claims and Arbitrations (Note 8)	46,518
Payroll Taxes and Benefits	134,649
Communications	60,584
Occupancy and Related Costs	80,397
Equipment Rental	11,990
Regulatory Fees and Expenses	52,327
Ticket Charges	79,205
Customer Write Offs	6,167
Quote Service	32,419
Legal and Accounting	82,959
Office and Related Expenses	88,062
Other Operating Expenses	110,949
Total Expenses	1,532,358
Net Loss (Note 3)	($33,545)

The accompanying notes are an integral part of these financial statements

Exhibit B

William Scott & Co., L.L.C.
Statement of Changes in Capital
For the Year Ended December 31, 2002

	Capital Account
Balance at January 1, 2002	$317,145
Less:	
Net Loss for the Year Ended December 31, 2001 (Exhibit B)	(33,545)
Distribution of 2001 Earnings (Note 3)	(55,261)
Balance at December 31, 2002 (Exhibit A)	$228,339

The accompanying notes are an integral part of these financial statements

Exhibit C

William Scott & Co., L.L.C.
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash Flow From Operating Activities	
Net Loss From Operations (Exhibit B)	$(33,545)
Non-Cash Items Include Above	
Depreciation	8,844
Net change in Receivable From Brokers & Dealers	107,241
Net change in Commissions Payable, Accounts Payable and Accrued Expenses	(77,121)
Net changes in Other Assets	32,234
Net Cash Provided by Operating Activities	37,653
Distribution of 2001 Net Income to William Scott Holdings, LLC and Individual Partners (Note 3)	(55,261)
Decrease in Cash	(17,608)
Cash and Cash Equivalents at Beginning of Year	66,484
Cash and Cash Equivalents at End of Year	$48,876

The accompanying notes are an integral part of these financial statements.

Exhibit D

William Scott & Co., L.L.C.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2002

Net Capital	
Total Capital (Exhibit C)	**$228,339**
Deduction for Non-Allowable Assets	**94,550**
Net Capital (Note 4)	**$133,789**

The accompanying notes are an integral part of these financial statements

Schedule 1

William Scott & Co., L.L.C.
Notes to Financial Statements
For the Year Ended December 31, 2002

1. Significant Accounting Policies
   a. Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

   b. Security transactions are recorded on a trade date basis with related commission income and expenses recorded on a trade date basis.

   c. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   d. Depreciation is provided on a modified accelerated cost recovery system (MACRS) over 5 years.

2. Capital Structure
   On February 2, 1995, William Scott & Co., Inc. was merged into William Scott & Co., L.L.C., a New Jersey Limited Liability Company. This change in corporate structure was affected to accommodate the creation of a holding company (William Scott Holdings, L.L.C.) which owns 99% of William Scott & Co., L.L.C.

3. Allocation and Distribution of Net Loss for 2002.
   The Officers of William Scott Holdings, L.L.C. agreed that the net loss of William Scott & Co., L.L.C., for the year ended December 31, 2002 of $(33,545) would be distributed to William Scott Holdings, L.L.C. and individuals on December 31, 2002.

	F.Y.E. 12-31-01	F.Y.E 12-31-02
99% to William Scott Holdings L.L.C.	$54,708	$(33,210)
1% to Individuals	553	(335)
Total	$55,261	$(33,545)

William Scott & Co., L.L.C.
Notes to Financial Statements
For the Year Ended December 31, 2002

4. Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002 the company had net capital of $133,789 which was $33,789 in excess of its required net capital of $100,000. The company's net capital ratio was .90 to 1.00.

5. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

6. Lease Commitments

William Scott & Co., L.L.C. currently leases its office for $3,500 per month. The three year lease expires December 31, 2004. Total rent expenses for December 31, 2002 was $42,000. In addition, the company is leasing equipment for $298.00 per month over a three year period. The table below shows the future minimum lease payments due under noncancelable operating leases at December 31, 2002.

	Year Ended December 31,	
	2003	2004
Operating Leases	$45,576	$45,576

7. Contingent Liabilities

The company, together with other broker-dealers and individuals, has been named as a respondent in several customer arbitrations pending before the NASD alleging, among other things, unsuitable stock recommendations and unauthorized trading, seeking damages totaling approximately $934,000. The company intends to and has been vigorously defending these claims. Management of the company believes that these claims have no merit and thus, these claims will either be dismissed or otherwise disposed of for substantially less than the original claim. The company has accrued the claims that have been settled as of February 27, 2003, the date of the audit report.

8. Claims, Arbitrations and Fines

The company has settled various claims or arbitrations amounting to $46,518. In addition the officers of the company are responsible for $90,573 for which they signed for personally. This resulted from the most recent settlement with the NASD dated July 26, 2002. This $90,573 is not reflected in these financial statements. In addition the company paid $27,000 in fines to the NASD, which were included in other operating expenses.

9. 401(K) Retirement Plan

The company adopted a 401(K) plan on December 13, 1999. The effective date of the plan is January 1, 2000. The company will make a 3% contribution to all employees who are eligible to make 401(K) contributions to the plan. All contributions and earnings and losses thereon are fully vested. To be eligible you must have completed one year of service. The company accrued $15,809 for the 401(K) retirement plan which represents the 3% contribution by the employer to the eligible employees. The Board of Directors agreed that no deduction for the 401(K) would be taken from the employees earnings for the year ended December 31, 2002.

10. Related Parties

The company executes trades for Excalibur Investment Fund I, L.P., which has similar ownership to the company. The commission income generated from Excalibur Investment Fund I, L.P. for the year was approximately $416,000 or 30% of its commission income.